BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

OUR FILE NUMBER
October 19, 2015	0933430-01

VIA EDGAR AND FEDERAL EXPRESS	WRITER’S DIRECT DIAL
(213) 430-6100
Terence O’Brien
Branch Chief	WRITER’S E-MAIL ADDRESS
Office of Manufacturing and Construction	jpmotley@omm.com
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Willdan Group, Inc.
Form 10-K for Fiscal Year Ended January 2, 2015
Filed March 31, 2015
Form 10-Q for Fiscal Quarter Ended July 3, 2015
Filed August 13, 2015
Response Letter Dated September 25, 2015
File No. 1-33076

Dear Mr. O’Brien:

On behalf of Willdan Group, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in your letter dated October 9, 2015 (the “Comment Letter”) regarding (i) the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2015, (ii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2015 and (iii) the Company’s Response Letter dated September 25, 2015.

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter and we have repeated in italics each of the Staff’s comments prior to each response.

Form 10-K for Fiscal Year Ended January 2, 2015

Selected Financial Data, page 34

1.                                      We note your response to comment 2 in our letter dated August 28, 2015. As previously requested, please revise your disclosure to remove the general reference to the adjustments to net income to arrive at Adjusted EBITDA as being non-recurring when all of the adjustments are not in accordance with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Please note that the adjustments (i.e., income, taxes, depreciation, amortization, lease abandonment expense (recovery), and loss (gain) on sale of assets) may continue to be presented as adjustments to net income; however, you cannot refer to these adjustments as non-recurring in the disclosure preceding the reconciliation.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to remove the general reference to the adjustments to net income being non-recurring. As a result, the Company’s disclosure will include the language below, or similar variations thereof.

“Adjusted EBITDA is a supplemental measure used by our management to measure our operating performance. We define Adjusted EBITDA as net income (loss) plus interest expense (income), income tax expense (benefit), goodwill impairment and depreciation and amortization. Adjusted EBITDA is not a measure of net income (loss) determined in accordance with U.S. generally accepted accounting principles, or GAAP. We believe Adjusted EBITDA is useful because it allows our management to evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods, capital structure and non-operating expenses. We use Adjusted EBITDA to evaluate our performance for, among other things, budgeting, forecasting and incentive compensation purposes. Adjusted EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s costs of capital, as well as the historical costs of depreciable assets. Our definition of Adjusted EBITDA may also differ from those of many companies reporting similarly named measures.”

Financial Statements, page F-1

Note 2 - Summary of Significant Accounting Policies, page F-6

Accounting for Contracts, page F-7

2.                                      Please expand your Accounting for Contracts policy to include your policy for combining or segmenting contracts. Please refer to ASC 605-35-25-5 through 25-14 for guidance.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include its policy for combining or segmenting contracts. As a result, the Company’s disclosure will include the language below, or similar variations thereof.

“The Company considers whether its contracts require combining for revenue recognition purposes. If certain criteria are met, revenues for related contracts may be recognized on a combined basis. With respect to the Company’s contracts, it is rare that such criteria are present. The Company may enter into certain contracts which include separate phases or elements. If each phase or element is negotiated separately based on the technical resources required and/or the supply and demand for the services being provided, the Company evaluates if the contracts should be segmented.  If certain criteria are met, the contracts would be segmented which could result in revenues being assigned to the different elements or phases with different rates of profitability based on the relative value of each element or phase to the estimated total contract revenue.”

3.                                      Please expand your revised Accounting for Contracts policy to clarify how you estimate the amount of fees to recognize as revenue for each reporting period for your time-and-materials contracts. Also, if there is a cap on the amount of costs that you can incur under these types of contracts, please address how this impacts your recognition of revenue.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to clarify how it estimates the amount of fees to recognize as revenue for each reporting period for its time-and-material contracts and add disclosure relating to how a cap on the amount of costs for time-and-material type contracts impacts its revenue recognition. As a result, the Company’s disclosure will include the language below, or similar variations thereof.

“The Company recognizes revenues for time-and-material contracts based upon the actual hours incurred during a reporting period at contractually agreed upon rates per hour and also includes in revenue all reimbursable costs incurred during a reporting period for which the Company has risk or on which the fee was based at the time of bid or negotiation. Certain of the Company’s time-and-material contracts are subject to maximum contract values and, accordingly, revenue under these contracts is generally recognized under the percentage-of-completion method, consistent with fixed priced contracts. Revenue on contracts that are not subject to maximum contract values is recognized based on the actual number of hours the Company spends on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that the Company incurs on the projects.”

Form 10-Q for Fiscal Quarter Ended July 3, 2015

General

4.                                      We note your response to comment 8 in our letter dated August 28, 2015, in which you note there were a number of adjustments to total stockholders’ equity as of January 2, 2015 through July 3, 2015. As previously requested, please provide a centralized disclosure of changes in the separate accounts comprising total stockholders’ equity either as a separate statement or within the footnotes as required by ASC 505-10-50-2 to allow investors to easily understand the components of the changes to total stockholders’ equity.

Response:

The Company acknowledges the Staff’s comment and will include a statement of stockholders’ equity in its future filings, including its upcoming Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2015.

***

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John Paul Motley

John-Paul Motley
of O’MELVENY & MYERS LLP

cc:                                Stacy B. McLaughlin, Willdan Group, Inc.